Exhibit 3.1a

ARTICLES OF INCORPORATION

OF

J.H. MILLER PICTURE FRAMING CO., INC.

ARTICLE VIII

The corporation shall have perpetual succession by its corporate name and shall have all the powers herein enumerated or implied herefrom and the powers now provided or which may hereinafter be provided by law for corporations in the State of Nevada.

ARTICLE IX

No stockholder shall be liable for the debts of the corporation beyond the amount which may be due or unpaid upon any share or shares of stock of said corporation owned by that person.

ARTICLE X

Each shareholder entitled to vote at any election for directors shall have the right to vote, in person or by proxy, the number of share owned by such shareholder for each director to be elected. Shareholders shall not be entitled to cumulate their votes.

The Directors shall have the powers to make and alter the By-Laws of the corporation. By-Laws made by the Board of Directors under the powers so conferred may be altered, amended, or repealed by the Board of Directors or by the stockholders at any meeting called and held for that purpose.

ARTICLE XII

The corporation specifically elects not to be governed by NRS 78.411 to NRS 78.444 inclusive and successor statutory provisions.

ARTICLE XIII

The Corporation shall, to the fullest extent permitted by Nevada law as provided within NRS 78.751 or any other law then in effect or as it may hereafter be amended. and supplemented, indemnify each present and future director, officer, employee, or agent of the corporation who becomes a party or is threatened to be made a party to any suit or proceeding, whether pending, completed, or merely threatened, and whether said suit or proceeding is civil, criminal, administrative, investigative, or otherwise, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including but not limited to attorneys= fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit, or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The expenses of directors and officers incurred in defending a civil or criminal action, suit, or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit, or proceeding if and only if the director or officer undertakes to repay said expenses to the corporation if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation.

The indemnification and advancement of expenses may not be made to or on behalf of any director or officer if a final adjudication establishes that the director=s of officer=s acts or omission involved intentional misconduct, fraud, or a knowing violation of the law and was material to the cause of action.

Any indemnification rights, including a right to advancement of the costs of defense, are express contractual rights that vest by virtue of the director or officer’s service at the time when the state of facts giving rise to the claim occurred. Such rights may be enforceable by the director or officer in a court of competent jurisdiction. Any vested indemnification rights may not be amended without the consent of the affected director or officer.

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